Exhibit 99.1

News Release

January 15, 2019

Turquoise Hill to attend upcoming TD Securities Mining conference

Turquoise Hill today announced that management will attend the TD Securities Mining Conference in Toronto, Ontario. Ulf Quellmann, CEO, will be presenting on Thursday, January 17, 2019 at 11:50 a.m. ET.

Turquoise Hill’s presentation for the conference will be posted to the Company’s website on January 17, 2019 under the Presentations and Briefings tab at this link: https://www.turquoisehill.com/investors/presentations-briefings/

About Turquoise Hill.

Turquoise Hill (TRQ: TSX, NYSE, NASDAQ) is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity.

Contact

Investors	Media
Ed Jack	Tony Shaffer
+ 1 604 562 7436	+ 1 604 648 3934
ed.jack@turquoisehill.com	tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975